UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Barnes & Noble, Inc.

(Name of Subject Company)

Barnes & Noble, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

067774109

(CUSIP Number of Class of Securities)

Bradley A. Feuer

Vice President, General Counsel and Corporate Secretary

Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

Renee Wilm Mollie Duckworth Adorys Velazquez Baker Botts L.L.P. 30 Rockefeller Plaza New York, NY 10012 (212) 408-2500	Scott A. Barshay Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Barnes & Noble, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”) on July 9, 2019 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Chapters Merger Sub Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Chapters Holdco Inc., a Delaware corporation (“Parent”), which is controlled by Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership, to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $6.50 per share, net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on July 9, 2019 by the Offeror and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Explanatory Note

As previously disclosed, subsequent to the Company filing the Schedule 14D-9 with the SEC, two complaints were filed by purported stockholders of the Company in the United States District Court for the District of Delaware on behalf of putative classes of the Company’s public stockholders: Scarantino v. Barnes & Noble, Inc. et al., 1:19-cv-01320 (D. Del.), filed July 16, 2019, and Shaev v. Barnes & Noble, Inc. et al., 1:19-cv-01341 (D. Del.), filed July 17, 2019. A complaint was also filed by a purported stockholder of the Company in the Chancery Court of the State of Delaware on behalf of a putative class of the Company’s public stockholders: Karia v. Barnes & Noble, Inc. et al., 2019-0552 (Del. Ch.), filed July 18, 2019. In addition, a complaint was filed by a purported stockholder of the Company in the United States District Court for the Southern District of New York on behalf of a putative class of the Company’s public stockholders: Ferreiro v. Barnes & Noble, Inc. et al., 1:19-cv-06809 (S.D.N.Y.), filed July 22, 2019. All four complaints name as defendants the Company and the Barnes & Noble Board. In addition, the Scarantino and Karia complaints further name the Offeror and Parent as defendants.

The Scarantino, Shaev and Ferreiro complaints allege that, among other things, the Company and the Barnes & Noble Board violated provisions of the Exchange Act and the rules promulgated thereunder by failing to provide in the Schedule 14D-9 all material information needed by stockholders of the Company to make an informed decision whether to tender their Shares. In addition, the Karia and Ferreiro complaints allege that, among other things, the members of the Barnes & Noble Board breached their fiduciary duties by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. The complaints seek, among other things, an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed), damages and an award of attorneys’ and experts’ fees. The Scarantino and Shaev complaints further seek a judgment to direct the defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and states all material facts required in it or necessary to make the statements within it not misleading. The Scarantino complaint also seeks a declaration that the defendants violated provisions of the Exchange Act and the rules promulgated thereunder. In addition, the Ferreiro complaint seeks a declaration that the defendants breached their fiduciary duties and a judgment to direct the defendants to exercise their fiduciary duties to commence a sale process reasonably designed to secure the best possible consideration for the Company and obtain a transaction which is in the best interests of the Company’s stockholders.

The Company believes that these complaints lack merit. While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law, to moot certain of the plaintiffs’ disclosure claims in the Scarantino, Shaev, Karia and Ferreiro actions, to avoid nuisance, potential expense and delay and to provide additional information to its stockholders, the Company has determined to supplement the Schedule 14D-9 with the disclosures set forth in Item 4 and Item 5 below. Nothing in the below disclosure shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Schedule 14D-9. To the contrary, the Company denies all allegations in the complaints that any additional disclosure was or is required.

Item 4.	Solicitation and Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the second sentence of the fifth paragraph on page 28 under the subsection entitled “Background of Offer and Merger” in its entirety with the following:

Evercore presented to the Special Committee an updated standalone valuation analysis of the Company based on the updated forecast received from the Company’s management on March 22.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table after the sentence “The following is a summary of the projections:” and before footnote (1) under the subsection entitled “Certain Unaudited Prospective Financial Information” on page 48 with the following table:

	Fiscal Year
	2020	2021	2022	2023	2024
	($ in thousands)
Revenue	$3,475,850	$3,555,666	$3,657,419	$3,772,115	$3,909,922
EBITDA(1)	152,136	177,885	193,325	206,625	226,375
CapEx	(101,900)	(101,992)	(104,913)	(107,834)	(111,755)
Change in NWC	20,407	28,130	11,873	13,425	13,877
Change in Long-Term Assets & Liabilities	(4,083)	(1,636)	(1,527)	(2,008)	(1,163)

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text and table following the last sentence of the first paragraph under the subsection entitled “Opinions of Financial Advisors—Opinion of Special Committee’s Financial Advisor—Discounted Cash Flow Analysis” on page 53:

For purposes of its discounted cash flow analysis, Evercore calculated after-tax EBIT by multiplying projected EBIT times one minus an assumed tax rate of 27%, and then adjusted such after-tax EBIT by adding back depreciation and amortization, subtracting capital expenditures (net of projected tenant allowances of $10 million per year from expected new store openings), and adjusting for changes in net working capital and deferred taxes to arrive at unlevered after-tax free cash flow. The following table sets forth the unlevered after-tax free cash flows calculated by Evercore and used by Evercore in its discounted cash flow analysis:

Scenario	Fiscal Year
	2020	2021	2022	2023	2024
	($ in millions)
Management Projections	$77	$100	$75	$78	$84
Sensitivity Analysis (2% reduction in CSS CAGR)	81	93	59	50	43
Sensitivity Analysis (4% reduction in CSS CAGR)	86	87	43	23	7

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the last sentence of the second paragraph under the subsection entitled “Opinions of Financial Advisors—Opinion of Special Committee’s Financial Advisor—Discounted Cash Flow Analysis” on page 53 in its entirety with the following:

Based on these ranges of implied total enterprise values, the Company’s average net debt of $206 million (calculated as average weekly total debt less average monthly cash and cash equivalents to account for seasonality in debt and cash balances) for fiscal year 2019, and 75.2 million fully diluted Shares, in each case as provided to Evercore by Company management, Evercore calculated implied equity values per share of Shares as of April 28, 2019 as follows:

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the table in the second paragraph under the subsection entitled “Opinions of Financial Advisors—Opinion of Special Committee’s Financial Advisor—Discounted Cash Flow Analysis” on page 53:

For purposes of this analysis, Evercore used a total enterprise value to next 12 months EBITDA multiple range of 3.0x to 4.0x based on its review of the current and historical trading multiple for the Company, which averaged 3.6x, 3.4x and 3.6x over the past 1, 2 and 3 years, respectively, as well as corresponding trading multiples for public companies that it determined to be comparable to the Company based on its expertise and professional judgment. For purposes of its discounted cash flow analysis, Evercore did not take into account the estimates prepared by management of the Company with respect to the Company’s net operating loss tax carry forwards and the Company’s ability to utilize such net operating loss tax carry forwards to achieve future tax savings.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the second sentence of the second paragraph under the subsection entitled “Opinions of Financial Advisors—Opinion of Special Committee’s Financial Advisor—Net Present Value of Future Stock Price Analysis” on page 54 in its entirety with the following:

Based on the Company’s estimated net debt of $206 million (calculated as total debt less cash and cash equivalents) and 75.2 million fully diluted Shares, Evercore derived the theoretical future stock price for the Company at the end of each fiscal year through 2024.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the last sentence of the first paragraph under the subsection entitled “Opinions of Financial Advisors—Opinion of Special Committee’s Financial Advisor—Selected Public Companies Analysis” on page 55 in its entirety with the following:

For purposes of this analysis, Evercore assumed last 12 months EBIT of the Company of $49 million and last 12 months EBITDA of the Company of $147 million, based on unaudited fiscal year 2019 financial data provided to Evercore by Company management. Evercore also assumed next 12 months EBIT of the Company of $53 million and next 12 months EBITDA of the Company of $152 million based on forecasts for fiscal year 2020 as set forth in the Management Projections.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text following the last sentence of the last paragraph under the subsection entitled “Opinions of Financial Advisors—Opinion of Special Committee’s Financial Advisor—Selected Precedent Transactions Analysis” on page 57:

For purposes of this analysis, Evercore assumed last 12 months EBIT of the Company of $49 million and last 12 months EBITDA of the Company of $147 million, based on unaudited fiscal year 2019 financial data provided to Evercore by management of the Company.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first sentence of the first paragraph under the subsection entitled “Opinions of Financial Advisors—Opinion of Special Committee’s Financial Advisor—Premium Paid Analysis” on page 57 in its entirety with the following:

Evercore reviewed and analyzed premia paid in 299 all-cash transactions involving U.S. target companies with transaction values between $500 million and $1 billion since January 2014.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following line items to the table under the subsection entitled “Opinions of Financial Advisors—Opinion of Special Committee’s Financial Advisor—Premium Paid Analysis” on page 57 following “75th Percentile”:

	1 Day Prior	4 Weeks Prior
Minimum	0.6%	(3.5%	)
Maximum	159.3%	156.7%

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the first bullet in the list following the sentence beginning “In performing its discounted cash flow analysis with respect to Barnes & Noble” under the subsection entitled “Opinions of Financial Advisors—Opinion of Barnes & Noble’s Financial Advisor—Barnes & Noble Change-of-Control Financial Analyses—Discounted Cash Flow (DCF) Analysis” on page 65 as follows:

•

Guggenheim Securities utilized the Financial Projections as provided and approved for Guggenheim Securities’ use by Barnes & Noble’s senior management (including the Management Projections and Sensitivity Analysis), subject to the assumptions, limitations and qualification noted in the previous description of and caveats regarding the Financial Projections in the above section “ —Recap of Barnes & Noble Change-of-Control Financial Analyses.” Based on the Financial Projections and Guggenheim Securities’ professional judgment, Guggenheim Securities derived unlevered after-tax free cash flow as EBITDA less taxes (using a projected tax rate and projected tax depreciation), capital expenditures, changes in net working capital and changes in other long-term assets and liabilities. The table below sets forth the unlevered after-tax free cash flows derived by Guggenheim Securities and used in its discounted cash flow analysis. For purposes of its discounted cash flow analysis, Guggenheim Securities took into account estimates prepared by management of the Company with respect to the Company’s net operating loss tax carryforwards and the Company’s ability to utilize such net operating loss tax carryforwards to achieve future tax savings.

Scenario	Fiscal Year
($ in millions)	2020	2021	2022	2023	2024
Management Projections	$56	$84	$76	$75	$90
Sensitivity Analysis (2% reduction in CSS CAGR)	65	81	63	53	56
Sensitivity Analysis (4% reduction in CSS CAGR)	74	78	50	32	24

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the second bullet in the list following the sentence beginning “In performing its discounted cash flow analysis with respect to Barnes & Noble” under the subsection entitled “Opinions of Financial Advisors—Opinion of Barnes & Noble’s Financial Advisor—Barnes & Noble Change-of-Control Financial Analyses—Discounted Cash Flow (DCF) Analysis” on page 65 as follows:

•

Guggenheim Securities used a discount rate range of 9.50%—11.50% based on its estimate of Barnes & Noble’s weighted average cost of capital (which was estimated based on Guggenheim Securities’ (i) investment banking and capital markets judgment and experience in valuing companies similar to Barnes & Noble and (ii) application of the capital asset pricing model, which requires certain (a) general inputs such as the prospective U.S. equity risk premium and the corresponding risk-free rate and (b) company-specific inputs such as the subject company’s forward-looking equity beta reference range, the subject company’s assumed forward-looking capital structure and the corresponding blended cost of debt and the subject company’s prospective marginal cash income tax rate).

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the third bullet in the list following the sentence beginning “In performing its discounted cash flow analysis with respect to Barnes & Noble” under the subsection entitled “Opinions of Financial Advisors—Opinion of Barnes & Noble’s

Financial Advisor—Barnes & Noble Change-of-Control Financial Analyses—Discounted Cash Flow (DCF) Analysis” on page 66 as follows:

•

In estimating Barnes & Noble’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of Barnes & Noble’s terminal year normalized after-tax unlevered free cash flow of (4.00)%—0.00%. The terminal/continuing value was derived by applying perpetual growth rates to Barnes and Noble’s normalized after tax unlevered free cash flow, which is calculated as the after tax unlevered free cash flow in the final year of the projection period and adjusted to assume no new store openings. Guggenheim Securities selected such terminal/continuing value-related perpetual growth rates based on its professional judgment taking into account various considerations and factors, including among others (i) the nature of Barnes & Noble’s businesses, recent and expected trends in and competitive dynamics with respect to, and expected long-term growth prospects for, the industry and markets in which Barnes & Noble operates, (ii) the Financial Projections and (iii) then-prevailing market expectations regarding long-term economic growth and long-term inflation. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to Barnes & Noble’s implied terminal year EBITDA and EBITDA—CapEx multiples.

Item 5.   Person/Assets Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the third sentence of the first paragraph under the heading “Item 5. Person/Assets Retained, Employed, Compensated or Used” on page 71 in its entirety with the following:

An additional discretionary fee currently estimated to be up to $1.4 million may be paid to Evercore by Barnes & Noble, the amount of which, if any, will be determined by the Special Committee in its sole and absolute discretion, based upon the resources expended by Evercore in the course of the assignment, the Special Committee’s satisfaction with the services rendered and the benefit to the Company of the successful conclusion of the assignment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

BARNES & NOBLE, INC.

By:	/s/ Bradley A. Feuer
Name:	Bradley A. Feuer
Title:	Vice President, General Counsel and Corporate

Secretary

Dated: July 26, 2019